FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May 2015

Commission File Number: 001-12568

BBVA French Bank S.A.

(Translation of registrant’s name into English)

Reconquista 199, 1006

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   ☒         Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐        No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐        No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐         No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA Banco Francés S.A.

TABLE OF CONTENTS

Item

1.	Press release entitled “BBVA Francés” reports consolidated first quarter earnings for fiscal year 2015”.

Buenos Aires, May 8, 2015 - BBVA Frances (NYSE: BFR.N; BCBA: FRAN.BA;

LATIBEX: BFR.LA) reports consolidated first quarter earnings for fiscal year

2015.

Highlights

•	BBVA Francés reached net income of AR$ 930.9 million as of March 31, 2015, an increase of 14.3% compared to the fourth quarter of 2014.

•	Net financial income grew 15.6% during the first quarter of 2015, such growth was mainly due to higher income from the public bond portfolio and from foreign exchange differences. Income from the intermediation with the private sector reflected a slight decline, as a consequence of deterioration in the funding mix.

•	In terms of activity, the private sector loan portfolio totaled AR$ 43.1 billion, increasing 17.5% compared to the first quarter of 2014 and 4.1% during the quarter. It is noteworthy that the accumulated amount of productive investment loans reached AR$ 9.5 billion as of March 31, 2015.

•	BBVA Francés continues to maintain the best asset quality indicators in the Argentine financial system. The non-performing loan ratio (non-performing loans/total loans) reached 0.92% as of March 31, 2015, with a coverage ratio (provisions/non-performing loans) of 234.0%.

•	Total deposits reached AR$ 55.4 billion as of March 31, 2015, growing 23.3% in the last twelve months and 7.6% during the quarter.

•	BBVA Francés maintained adequate levels of liquidity and solvency. As of March 31, 2015 liquid assets (Cash and due from banks plus Argentina Central Bank (BCRA) bills and notes) represented 45.0% of the Bank’s total deposits. The capital ratio reached 17.1% of weighted risk assets; with an excess of capital of AR$ 5.8 billon, which represents 107.8% over the minimum regulatory requirements.

•	At the Ordinary and Special Shareholders’ Meeting held on April 7, 2015, the shareholders approved by majority vote the distribution of cash dividends totaling AR$ 400 million. The payment is subject to the authorization of the Argentine Central Bank. In addition, AR$ 2.2 billion was allocated to the optional reserve for future dividend distributions.

Other Events

•	BBVA Banco Frances S.A.´s Board of Directors accepted the resignation of Ricardo Enrique Moreno as Executive Director (CEO), and appointed Martin Ezequiel Zarich to fill this position.

Mr. Moreno will continue his career in Spain, where he will be responsible for software development and management of technology and operations for the BBVA Group.

The Board also decided that the resignation of Mr. Moreno shall be effective when the Central Bank of Argentina authorizes Mr. Zarich as the new Executive Director (CEO).

Notwithstanding the foregoing, we inform that Jorge Carlos Bledel, continues as Chairman of the Board of Directors.

Finally, the Board has also decided to appoint Gustavo Alonso as the new Director of Innovation & Development, in replacing Mr. Zarich.

Economic Environment

The Monthly Estimator of Economic Activity (known by its acronym in Spanish as EMAE) increased by 0.9% (seasonally adjusted) in February 2015 compared to January 2015, and 1.4% compared to February 2014.

The industrial sector activity, measured by the Monthly Industrial Estimator (EMI) decreased by 0.2% and 1.9% in the first quarter of 2015 compared to the previous quarter, and to the first quarter of 2014, respectively.

Finally, in the period January-February, the Synthetic Index of Construction Activity remained almost unchanged in comparison to the fourth quarter of 2014 but increased 3.8% with respect to the same two-month period of 2014.

Inflation, measured by the National and Urban Consumer Price Index (which is used to calculate the CER adjustment for some sovereign bonds) increased by 3.4% in the first quarter of 2015, measuring an accumulated inflation rate of 16.5%.

The national public sector fiscal balance showed a primary deficit of AR$ 15.0 billion in the first two months of 2015, registering a decline of 211% compared to the deficit of AR$ 4.8 billion reached in the same period of the previous year.

Primary public sector spending rose 37.4 % and public sector revenues showed an increase, of 31.3 % during the same period.

Increases in public sector salaries, pensions, capital expenditures and public firms’ deficit were primarily responsible for the increase in primary spending during the period. Interest payments increased by

148% and the total deficit reached AR$ 29.9 billion, an increase of 176% compared to the same period in 2014.

Tax revenues increased by 31.7% year over year, during the first quarter of 2015. Income tax grew by 40.3% while export duties remain weak and fell 6.9% in the same period.

In the external sector, the accumulated trade surplus reached USD 169 million during the first quarter of 2015, 8.3% higher than that recorded in the same period of 2014. During the first three months of 2015, the trade balance reached total exports of USD 13.4 billion (-15.6%) and total imports of USD 13.2 billion (-15.9%).

In the FX market, the exchange rate (BCRA reference rate) closed at AR$ 8.82 per U.S. dollar on March 31, 2015, increasing 3.1% compared to the AR$ 8.55 rate registered on December 31, 2014 and 10.1% from the first quarter of 2014.

In the first quarter of 2015, the BCRA’s stock of international reserves increased USD 47 million reaching USD 31.5 billion as of March 31, 2015. During the quarter, the Central Bank sold USD.992 million in the FX market and added USD 2.5 billion from the BCRA’s SWAP with the People’s Bank of China, This bilateral currency swap deal was signed for a total amount of USD 11 billion, and at the end of the first quarter of 2015, a total of USD 4.8 billion had been transferered.

The Badlar interest rate for private banks increased 62 b.p. in the first quarter of 2015, averaging 20.5% compared to a 19.9% average in the fourth quarter of 2014.

During the first quarter private sector loans in pesos increased 4.5% compared to the fourth quarter of 2014, while private sector loans in dollars recovered 9.5%.

Total deposits in pesos in the financial system increased by 4.5% in the first quarter of 2015. In the same period, private sector deposits denominated in pesos increased by 8.2% in pesos and those denominated in dollars increased 4.3%.

The Bank

BBVA Francés has set its strategic priorities for 2015 focusing on profitability, transactionality, productivity and quality, always keeping the client at the center of its activities.

During the first quarter of the year, BBVA Francés’ efforts have been recognized by different interest groups. First, clients have acknowledged the Bank as the most recommended in the market, according to the “2014 Syndicate Study of Quality” and the “Net Recommendation Index” (or IRENE index as it is known in Spanish). This continuous improvement of the client’s experience allows BBVA Frances to achieve differentiation, which is a key part of its business strategy.

In addition, BBVA Francés has been recognized as the bank with the best on-line reputation in Argentina according to the fourth edition of the “On-line Reputation Ranking of brands” carried out by Mercado magazine along with OH Panel.

During the first three months of 2015, BBVA Francés continued developing several commercial actions on each of the banking divisions with the aim of further strengthening the franchise.

To this end, the Bank launched a new service called “Cash Express” which allows clients to withdraw cash from ATM’s without the need of a debit card. As a result, BBVA Francés became the first institution to implement such service, leading once more the development of new products.

BBVA Frances, the soccer bank, continues to rely on the passion that the sport generates in Argentina. For this reason, it offered users of BBVA Francés credit cards the chance to be part of the Fourth Edition of Campus Xeneize, an experience that allows kids between 10 and 14 years old, to stay in Boca Juniors facilities for a few days and enjoy daily training sessions and tactics classes given by the club’s coaches.

As usual, the Bank continues to work in its alliance with LAN, offering discounts for the exchange of KM’s for both, to fly to different destinations around the world and to obtain a variety of prizes from a full catalogue.

In the commercial segment, BBVA Francés was part of the 2015 edition of Expoagro, the most important exhibition of the agro sector in the country, where it advertised the line of productive investment loans and the BBVA Francés Agro credit card.

Education is one the main guidelines of the social responsability programs carried out by BBVA Francés. Highlights in this area include the BBVA Francés Scholarships for inclusion program and the Training program to strength SMEs.

In this regard, BBVA Francés presented the ninth edition of the “BBVA Francés Scholarships for inclusion” program which, in 2015, will benefit 1,407 students from 12 provinces and the City Of Buenos Aires, throughout the alliances with 22 NGOs.

The Program encourages students to exercise financial responsibility while seeking to comply with the commitments assumed in their studies and with their community as well as in the administration of the scholarship received every month.

Furthermore, the Bank joined the “Road to success” program recently launched by the BBVA Group. The program is addressed to South American SME’s and relies on three levers: “training”, “financing and provision of value” and “recognition and visibility”.

In Argentina the program includes an on-line and on-site training workshops on finance, business, leadership and people management specially designed by BBVA Francés jointly with the Universidad Católica de Argentina’s Business School. Thus, the Bank contributes to the growth of SME’s and the development of society.

In addition, the Bank launched the 26° edition of the “Prize to the Agro Entrepreneur”. The prize has become a classic of the agro sector, providing recognition and encouragement to those who innovate and achieved an improvement of their business profitability as a result.

Presentation of Financial Information

•	Foreign currency balances as of March 31, 2015 have been translated into pesos at the reference exchange rate published by the BCRA at such date ($ 8.8197/ US$).

•

This press release contains unaudited information that consolidates all of the banking activities of BBVA Banco Francés and its subsidiaries on a line-by-line basis. The Bank’s share interest in the Consolidar

Group – BBVA Consolidar Seguros S. A. and Consolidar AFJP (in liquidation)-, is shown as Investments in other companies (recorded by the equity method) and the corresponding results are included in Income from Equity Investments.

•	Information contained in this press release may differ from the information published by the BBVA Group for Argentina, which is prepared according to Spanish accounting standards for all BBVA Group affiliates.

Financial Information

				Δ% quarter ended 03-31-15 vs
Condensed Income Statement (1)	Quarter ended			quarter ended

(in thousands of pesos except income per share, ADS and percentages)	03-31-15	12-31-14	03-31-14	12-31-14	03-31-14
Net Financial Income	2,285,033	1,977,228	2,445,942	15.6%	-6.6%
Provision for loan losses	(143,097)	(152,323)	(118,744)	-6.1%	20.5%
Net income from services	960,451	918,875	728,761	4.5%	31.8%
Administrative expenses	(1,581,333)	(1,478,751)	(1,212,897)	6.9%	30.4%
Operating income	1,521,054	1,265,029	1,843,062	20.2%	-17.5%
Income (Loss) from equity investments	31,735	32,560	29,243	-2.5%	8.5%
Income (Loss) from Minority interest	(31,774)	(30,130)	(20,788)	5.5%	52.8%
Other Income/Expenses	(97,601)	(32,123)	41,053	203.8%	-337.7%
Income tax and Minimum Presumed Tax	(492,468)	(420,979)	(530,452)	17.0%	-7.2%
Net income for the period	930,946	814,357	1,362,118	14.3%	-31.7%
Net income per share (2)	1.73	1.52	2.54	14.3%	-31.7%
Net income per ADS (3)	5.20	4.55	7.61	14.3%	-31.7%

(1)	Exchange rate: AR$ 8,8197 Ps = 1USD
(2)	Assumes 536,877,850 ordinary shares
(3)	Each ADS represents three ordinary shares

BBVA Francés’ total net income reached AR$ 930.9 million as of March 31, 2015. Such result includes a gain of AR$ 267.0 million due to variations in public bond portfolio valuations.

In recurring terms, net income for the period was AR$ 716.0 million.

The following “pro forma” table presents the non-recurring earnings.

Condensed Income Statement PROFORMA 03-31-15
in thousands of pesos	Recurring results	Non recurring Income	Total results
Net Financial Income	2,018,005	267,028	2,285,033
Provision for loan losses	(143,097)	—	(143,097)
Net income from services	960,451	—	960,451
Administrative expenses	(1,581,333)	—	(1,581,333)
Operating income	1,254,026	267,028	1,521,054
Income (loss) from equity investments	31,735	—	31,735
Income (Loss) from Minority interest	(31,774)	—	(31,774)
Other Income/Expenses	(97,601)	—	(97,601)
Income tax and Minimum Presumed Tax	(440,353)	52,115	(492,468)
Net income for the period	716,032	319,143	930,946

In order to standardize the comparison with previous quarters, the analysis of the variations is made in terms of recurring results.

Condensed Income Statement PROFORMA	Quarter ended			Δ% quarter ended 03-31-15 vs quarter ended

in thousands of pesos	03-31-15	12-31-14	03-31-14	12-31-14	03-31-14
Net Financial Income	2,018,005	1,975,578	2,253,843	2.1%	-10.5%
Provision for loan losses	(143,097)	(152,323)	(118,744)	-6.1%	20.5%
Net income from services	960,451	918,875	728,761	4.5%	31.8%
Administrative expenses	(1,581,333)	(1,478,751)	(1,212,897)	6.9%	30.4%
Operating income	1,254,026	1,263,379	1,650,963	-0.7%	-24.0%
Income (Loss) from equity investments	31,735	32,560	29,243	-2.5%	8.5%
Income (Loss) from Minority interest	(31,774)	(30,130)	(20,788)	5.5%	52.8%
Other Income/Expenses	(97,601)	(32,123)	41,053	203.8%	-337.7%
Income tax and Minimum Presumed Tax	(440,353)	(429,436)	(549,487)	2.5%	-19.9%

Net income for the period	716,032	804,250	1,150,984	-11.0%	-37.8%

Recurring net income was AR$ 716.0 million, reflecting lower gains compared to both the first quarter of 2014 and to the previous quarter.

Net financial income decreased 10.5% compared to the quarter ended March 31, 2014, while remaining at similar level to that of the previous quarter. It is important to mention that the first quarter of 2014 included higher gains from foreign exchange differences and the forward position.

Provisions for loan losses increased compared to the first quarter of 2014 due to a higher volume of lending and the deterioration of the loan portfolio. Compared to the previous quarter a decline of 6.1% was recorded.

Net income from services increased 31.8% and 4.5% compared to the quarter ended March 31, 2014 and the quarter ended December 31, 2014, respectively. Administrative expenses increased 30.4% and 6.9%, respectively, during the same periods.

Other/income expenses registered a loss of AR$ 97.6 million as of March 31, 2015, including administrative penalties in accordance to the Communication “A” 5689 issued on January 8th, 2015 by the BCRA.

Main figures	Quarter ended			Δ% quarter ended 03-31-15 vs quarter ended

(in thousands of pesos except percentages)	03-31-15	12-31-14	03-31-14	12-31-14	03-31-14
Return on Average Assets (1)	4.8%	4.4%	8.8%	9.7%	-45.8%
Return on Average Shareholders’ Equity	34.5%	32.8%	69.5%	5.1%	-50.4%
Net fee Income as a % of Recurrent Operating Income	32.2%	31.7%	24.4%	1.6%	32.0%
Net fee Income as a % of Administrative Expenses	60.7%	62.1%	60.1%	-2.3%	1.1%
Adm. Expenses as a % of Recurrent Operating Income (2)	53.1%	51.1%	40.7%	3.9%	30.6%

(1)	Annualized.
(2)	Adm.Expenses / (Net financial income + Net income from services)

The book value version of the income statement is considered in the line item analysis.

Net Financial Income

Net financial income arising from the intermediation with the private sector grew 36.9% compared to the first quarter of 2014 but it registered a decrease of 8.2% compared to the previous quarter. Such decline was mainly due to an increase in the cost of funds, as result of the change in the mix of deposits and to a lower volume of lending.

Income from securities and short term investments includes non-recurring income originated by variations in the valuation of public securities. Such results totaled a gain of AR$ 267 million during the quarter under analysis and of AR$ 192.1 million as of March 31, 2014, and did not register a significant difference compared to the previous quarter.

The line item “CER Adjustment” declined by 52.6% and 17.6% compared to the first quarter of 2014 and to the previous quarter, respectively.

Furthermore, the line item “Foreign exchange difference and others” reflected a decrease compared to the first quarter of 2014 as a consequence of a foreign exchange appreciation that took place during such quarter.

Net financial income	Quarter ended			Δ% quarter ended 03-31-15 vs quarter ended

(in thousands of pesos except percentages)	03-31-15	12-31-14	03-31-14	12-31-14	03-31-14
Net financial income	2.285.033	1.977.228	2.445.942	15,6%	-6,6%
Net income from financial intermediation	1.141.287	1.242.723	833.871	-8,2%	36,9%
CER adjustment	45.228	54.919	95.480	-17,6%	-52,6%
Income from securities and short term investments	921.729	520.786	405.969	77,0%	127,0%
Interest on Government guaranteed loans	3.544	3.727	4.145	-4,9%	-14,5%
Foreign exchange difference	121.789	95.913	585.147	27,0%	-79,2%
Others	51.456	59.160	521.330	-13,0%	-90,1%

Income from Public and Private Securities

The Bank has the discretion to mark-to-market its total public bonds portfolio; because of that, such income includes the unrealized losses/gains from variations in the valuations of the portfolio.

Income from securities and short-term investments	Quarter ended			Δ% quarter ended 03-31-15 vs quarter ended

(in thousands of pesos except percentages)	03-31-15	12-31-14	03-31-14	12-31-14	03-31-14
Income from securities and short-term investments	921,729	520,786	405,969	77.0%	127.0%
Holdings booked at fair value	368,080	91,695	205,849	301.4%	78.8%
Bills and Notes from the Central Bank	537,885	423,760	196,247	26.9%	174.1%
Other fixed income securities	15,765	5,331	3,873	195.7%	307.0%

CER adjustment	45,240	54,932	95,549	-17.6%	-52.7%

Net Income from Services

Net income form services increased by 31.8% compared to the first quarter of 2014 and by 4.5% compared to the previous quarter.

In the annual comparison, growth was due mainly to higher consumption with credit cards, fees associated with insurance and fees generated by an increase in the stock of deposit accounts, together with those fees generated by PSA Finance. Such growth was partially offset by an increase in service charge expenses related to promotions associated with the LANPASS kilometers program.

In the quarterly comparison, income from services increased 4.5% during the quarter due to higher fees generated by insurance and by special service deposit accounts, partially offset by lower fees originated by credit cards. Service charge expenses registered a decrease of 15.4% during this period.

Net income from services		Quarter ended		Δ% quarter ended 03-31-15 vs quarter ended

(in thousands of pesos except percentages)	03-31-15	12-31-14	03-31-14	12-31-14	03-31-14
Net income from services	960,451	918,875	728,761	4.5%	31.8%
Service charge income	1,302,855	1,323,476	1,005,792	-1.6%	29.5%
Service charges on deposits accounts	266,581	251,511	214,160	6.0%	24.5%
Credit cards and operations	514,163	562,421	379,680	-8.6%	35.4%
Insurance	157,517	135,610	110,956	16.2%	42.0%
Capital markets and securities activities	12,288	9,592	16,055	28.1%	-23.5%
Fees related to foreign trade	35,300	35,551	29,100	-0.7%	21.3%
Other fees	317,005	328,792	255,840	-3.6%	23.9%
Services Charge expense	(342,404)	(404,600)	(277,030)	-15.4%	23.6%

Administrative Expenses

Administrative expenses increased by 30.4% compared to the first quarter of 2014 and 6.9% compared to the previous quarter.

The increase of personnel expenses mainly reflected the advance for future salary increases and a higher number of employees compared to both the first quarter of 2014 and the previous quarter.

General expenses grew 26.9% compared to the first quarter of 2014 and 1.5% during the quarter. In the annual comparison, higher depreciation expenses were recorded in connection with the ATMs renewal plan, in addition to the impact of the increase in prices and the effect of the devaluation; which was partially offset by lower advertising and promotions charges.

During the quarter, general expenses did not register a significant variation.

As of March 31, 2015, the Bank has 5,595 employees, increasing by 5.8% compared to the first quarter of 2014. In addition, BBVA Francés has an extensive branch office network of 282 offices, including 251 consumer branch offices and 31 branch offices specializing in middle-market segment companies and institutions. Corporate banking is divided by industries: Consumption, Heavy Industries and Oil and Gas, providing personalized attention to large corporations. Complementing its distribution network, the Bank has 13 in-company branches and 2 point of sale outlets, 686 ATM’s and 776 self-service terminals.

Administrative expenses		Quarter ended		Δ% quarter ended 03-31-15 vs quarter ended

(in thousands of pesos except percentages)	03-31-15	12-31-14	03-31-14	12-31-14	03-31-14
Administrative expenses	(1,581,333)	(1,478,751)	(1,212,897)	6.9%	30.4%
Personnel expenses	(905,375)	(812,890)	(680,390)	11.4%	33.1%
Electricity and Communications	(26,166)	(26,424)	(24,808)	-1.0%	5.5%
Advertising and Promotion	(42,518)	(68,349)	(49,741)	-37.8%	-14.5%
Fees and external administrative services	(20,499)	(23,625)	(17,784)	-13.2%	15.3%
Taxes	(143,921)	(139,787)	(107,832)	3.0%	33.5%
Organization and development expenses	(14,603)	(15,444)	(13,223)	-5.4%	10.4%
Amortizations	(44,592)	(41,616)	(30,403)	7.2%	46.7%
Other	(383,659)	(350,616)	(288,716)	9.4%	32.9%

Other Income / Expenses

Other income/expenses totaled a loss of AR$ 97.6 million during the first quarter of 2015, including AR$ 48.8 million of administrative penalties in accordance to the BCRA regulation (Communication “A” 5689)

issued on January 8th, 2015. In addition, during the quarter lower recovery credits were registered.

Income from Equity Investments

Income from equity investments sets forth net income from related companies that are not consolidated. During the first quarter of 2015, a gain of AR$ 31.7 million was recorded, mainly due to the stake held by BBVA Francés in Rombo Compañía Financiera.

Balance and activity

Total Public Sector Exposure

Exposure to the public sector’s National treasury grew by 43.5% compared to the first quarter of 2014, mainly due to the purchase of bonds, while it declined 4.7% during the quarter.

The Bank’s portfolio of BCRA bills and notes showed a significant increase both, during the period under analysis and in the last twelve months, reflecting the liquidity management policy implemented by the Bank.

As of March 31, 2015, public sector National treasure assets represented 3.5% of the Bank’s total assets. Total exposure to BCRA’s bills and notes net of holdings linked to reverse repo transactions, represented 12.3% of the Bank’s total assets.

Total exposure to the public sector includes public debt of the National treasury through public securities, guaranteed loans and trustees (canceled in January 2014), as well as the BCRA’s bills and notes.

Exposure to the Public Sector		Quarter ended		Δ% quarter ended 03-31-15 vs quarter ended

(in thousands of pesos except percentages)	03-31-15	12-31-14	03-31-14	12-31-14	03-31-14
Public Sector - National Government	2,953,117	3,099,243	2,058,557	-4.7%	43.5%
Public Sector Loans	57,208	54,459	44,440	5.0%	28.7%
Total bond portfolio	2,797,440	2,809,999	1,807,817	-0.4%	54.7%
Holdings book at fair value	2,524,516	2,706,879	1,540,260	-6.7%	63.9%
Holdings book at amortized cost	98,391	164	181,546	n/a	-45.8%
Unlisted	174,533	102,956	86,011	69.5%	102.9%
Trustees	—	—	174,804	n/a	n/a
Allowances	(201)	(201)	(203)	0.0%	-1.0%
Reverse repo	98,670	234,986	31,699	-58.0%	211.3%
Public Sector - National Government own portfolio	2,854,447	2,864,257	2,026,858	-0.3%	40.8%
Bills and Notes from Central Bank	11,985,646	8,630,056	7,340,559	38.9%	63.3%
Own portfolio	10,013,949	7,953,062	4,896,386	25.9%	104.5%
Reverse repo w/Central Bank	(1,971,697)	(676,994)	(2,444,173)	191.2%	-19.3%

Total exposure to the Public Sector	14,938,763	11,729,299	9,399,116	27.4%	58.9%

Total exposure to the Public Sector without repos	12,868,396	10,817,318	6,923,244	19.0%	85.9%

Loan Portfolio

The private sector loan portfolio totaled AR$ 43.1 billion as of March 31, 2015, increasing 17.5% and 4.1% compared to the first quarter of 2014 and to the previous quarter, respectively.

In the last twelve months, consumer loans grew 25.6%, with an outstanding performance of credit cards, which increased by 55% during the period.

Loans to small and medium size companies’ increased by 20.1% due to increased placements in commercial loans, leasing and foreign trade operations. The corporate segment portfolio has maintained a similar level.

During the quarter, consumer loans grew 4.5% mainly due to higher credit card financing. The middle market portfolio registered a similar level of growth, while loans to large corporations grew at a slower pace.

Net loans	Quarter ended			Δ% quarter ended 03-31-15 vs quarter ended

(in thousands of pesos except percentages)	03-31-15	12-31-14	03-31-14	12-31-14	03-31-14
Private & Financial sector loans	43,084,357	41,388,381	36,657,954	4.1%	17.5%
Advances	7,180,739	6,861,786	6,837,277	4.6%	5.0%
Discounted and purchased notes	5,882,870	6,035,048	5,240,894	-2.5%	12.2%
Consumer Mortgages	1,512,906	1,466,346	1,282,080	3.2%	18.0%
Car secured loans	3,644,048	3,695,487	3,564,894	-1.4%	2.2%
Personal loans	6,181,597	6,091,937	6,047,128	1.5%	2.2%
Credit cards	12,399,432	11,465,609	8,002,015	8.1%	55.0%
Loans to financial sector	810,528	910,437	1,277,633	-11.0%	-36.6%
Other loans	5,609,073	5,025,304	4,416,455	11.6%	27.0%
Unaccrued interest	(135,135)	(133,912)	(150,755)	0.9%	-10.4%
Adjustment and accrued interest & exchange difference	948,643	908,133	897,521	4.5%	5.7%
Less: Allowance for loan losses	(950,344)	(937,794)	(757,188)	1.3%	25.5%
Loans to public sector	57,208	54,459	44,440	5.0%	28.7%
Loans to public sector	8,773	8,756	8,786	0.2%	-0.1%
Adjustment and accrued interest & exchange difference	48,435	45,703	35,654	6.0%	35.8%

Net total loans	43,141,565	41,442,840	36,702,394	4.1%	17.5%

Asset Quality

As of March 31, 2015, the asset quality ratio (non-performing loans/total loans) was 0.92%, while the coverage ratio (provisions/non-performing loans) reached 234.0%.

Compared to the first quarter of 2014, the increase in the NPL ratio was due to higher non-performing loans as well as an increase in the performing portfolio. It also registered an increase compared with the previous quarter.

Asset quality ratios	Quarter ended			Δ% quarter ended 03-31-15 vs quarter ended

(in thousands of pesos except percentages)	03-31-15	12-31-14	03-31-14	12-31-14	03-31-14
Non-performing loans (1)	406,138	418,283	321,090	-2.9%	26.5%
Allowance for loan losses	(950,344)	(937,794)	(757,188)	1.3%	25.5%
Non-performing loans/net total loans	0.92%	0.99%	0.86%	-6.7%	7.5%
Non-performing private loans/net private loans	0.92%	0.99%	0.86%	-6.7%	7.5%
Allowance for loan losses/non-performing loans	234.00%	224.20%	235.82%	4.4%	-0.8%
Allowance for loan losses/net total loans	2.16%	2.21%	2.02%	-2.6%	6.6%

(1)	Non-performing loans include: all loans to borrowers classified as “Problem”, “Deficient Servicing”, “High Insolvency Risk”, “Difficult Recovery”, “Irrecoverable” and “Irrecoverable for Technical Decision” according to the new Central Bank debtor classification system.

The following table shows the evolution of provisions for loan losses, including charges relating to transactions recorded under “Other receivables” from financial intermediation.

Evolution of provisions	Quarter ended			Δ% quarter ended 03-31-15 vs quarter ended

(in thousands of pesos except percentages)	03-31-15	12-31-14	03-31-14	12-31-14	03-31-14
Balance at the beginning of the quarter	943,061	882,212	727,506	6.9%	29.6%
Increase / decrease	143,097	152,323	118,744	-6.1%	20.5%
Provision increase / decrease - Exchange rate difference	837	329	2,997	154.4%	72.1%
Decrease	(130,387)	(91,803)	(88,053)	42.0%	48.1%

Balance at the end of the quarter	956,608	943,061	761,194	1.4%	25.7%

Deposits

As of March 31, 2015, total deposits reached AR$ 55.4 billion, increasing 23.3% in the last twelve months and 7.6% during the quarter.

During the year, sight accounts registered a significant increase of 35.4%, while time deposits increased at a slower pace of 7.8%.

It is important to mention that in the last twelve months total peso-denominated deposits grew 23.0% increasing sight accounts by 34.4% and term deposits by 7.8%

Compared to the previous quarter, total deposits grew 7.6%, driven by term deposits, increasing 13% while sight accounts grew moderately by 3.1%.

Deposits denominated in foreign currency grew 25.7% and 11.4%, compared to the last twelve months and to the previous quarter, respectively. Deposits denominated in foreign currency reached AR$ 6.1 billion (equivalent to US$ 639,5 million) as of March 31, 2015, representing 11.0% of the Bank’s total deposits.

Total deposits	Quarter ended			Δ% quarter ended 03-31-15 vs quarter ended

(in thousands of pesos except percentages)	03- 31-15	12- 31-14	03- 31-14	12- 31-14	03- 31-14
Total deposits	55,355,670	51,440,933	44,899,979	7.6%	23.3%
Current accounts	16,193,981	15,360,083	11,746,968	5.4%	37.9%
Peso denominated	15,380,061	15,023,449	11,270,630	2.4%	36.5%
Foreign currency	813,920	336,634	476,338	141.8%	70.9%
Saving accounts	15,097,425	14,996,005	11,363,770	0.7%	32.9%
Peso denominated	11,717,780	11,639,748	8,718,215	0.7%	34.4%
Foreign currency	3,379,645	3,356,257	2,645,555	0.7%	27.7%
Time deposits	22,538,963	19,950,392	20,908,778	13.0%	7.8%
Peso denominated	20,866,807	18,363,312	19,362,313	13.6%	7.8%
CER adjusted time deposits	419	303	838	38.3%	-50.0%
Foreign currency	1,671,737	1,586,777	1,545,627	5.4%	8.2%
Investment Accounts	594	483	2,677	23.0%	-77.8%
Peso denominated	594	483	2,677	23.0%	-77.8%
Other	1,524,707	1,133,970	877,786	34.5%	73.7%
Peso denominated	1,273,909	925,521	679,741	37.6%	87.4%
Foreign currency	250,798	208,449	198,045	20.3%	26.6%
Rescheduled deposits + CEDROS	2,234	2,234	3,477	0 .0%	-35.7%
Peso denominated	2,234	2,234	3,477	0.0%	-35.7%

Total deposits + Rescheduled deposits & CEDROS	55,357,904	51,443,167	44,903,456	7.6%	23.3%

Other Funding Sources

Other funding sources as of March 31, 2015 totaled AR$ 2.5 billion, increasing 14.7% in the last twelve months, while the balance remained at a similar level to that of the previous quarter.

In the last twelve months, negotiable obligations were issued by the Bank and by PSA Finance and some series of bonds matured during the period. Dollar funding increased as well, mainly funding lines aimed at financing exports.

Of the total outstanding senior bonds, AR$ 141 million correspond to those issued by PSA Finance and the remaining AR$ 1.8 billion to those issued by BBVA Francés.

				Δ% quarter ended 03-31-15 vs
Other funding sources	Quarter ended			quarter ended

(in thousands of pesos except percentages)	03-31-15	12-31-14	03-31-14	12-31-14	03-31-14
Lines from other banks	601,260	553,320	554,096	8.7%	8.5%
Senior Bonds	1,894,585	1,941,148	1,621,300	-2.4%	16.9%

Total other funding sources	2,495,845	2,494,468	2,175,396	0.1%	14.7%

Capitalization

As of March 31, 2015, the Bank’s total shareholders’ equity totaled AR$ 11.3 billion, while the excess over the BCRA minimum capital requirements was AR$

5.8 billion or 107.8%. On the same date, the capital ratio reached 17.1% of assets adjusted to risk.

				Δ% quarter ended 03-31-15 vs
Capitalization	Quarter ended			quarter ended

(in thousands of pesos except percentages)	03-31-15	12-31-14	03-31-14	12-31-14	03-31-14
Capital Stock	536,878	536,878	536,878	0.0%	0.0%
Issuance premiums	182,511	182,511	182,511	0.0%	0.0%
Adjustments to stockholders equity	312,979	312,979	312,979	0.0%	0.0%

Subtotal	1,032,368	1,032,368	1,032,368	0.0%	0.0%

Reserves on Profits	6,095,012	6,095,012	4,099,568	0.0%	48.7%
Unappropriated retained earnings	4,135,442	3,204,496	3,386,362	29.1%	22.1%

Total stockholders’ equity	11,262,822	10,331,876	8,518,298	9.0%	32.2%

				Δ% quarter ended 03-31-15 vs
Central Bank Requirements	Quarter ended			quarter ended

(in thousands of pesos except percentages)	03-31-15	12-31-14	03-31-14	12-31-14	03-31-14
Central Bank Minimum Capital Requirements	5,428,888	5,252,947	4,555,761	3.3%	19.2%
Central Bank Minimum Capital Requirements (a, b)	5,263,970	5,099,412	4,395,850	3.2%	19.7%
Increase in capital requirements related to custody	164,918	153,535	159,911	7.4%	3.1%
a) Central Bank Minimum Capital Requirements	5,263,970	5,099,412	4,395,850	3.2%	19.7%
Allocated to Asset at Risk	3,777,492	3,698,747	3,284,592	2.1%	15.0%
DCR (derivative conterparter risk)	6,914	22,369	12,459	-69.1%	-44.5%
Market Risk	149,434	144,086	114,556	3.7%	30.4%
Operational Risk	1,330,130	1,234,210	984,243	7.8%	35.1%
b) Minimum capital required for the Guarantee Fund for the Sustainability of the Pas-as-you-go System maneged by the Argentine Republic and registrar of mortgage notes	659,672	614,141	639,644	7.4%	3.1%
5% of the securities in custody and book-entry notes	659,672	614,141	639,644	7.4%	3.1%
Bank Capital Calculated under Central Bank Rules	11,278,580	10,406,607	8,188,322	8.4%	37.7%
Ordinary Capital Level 1	10,875,059	10,001,585	7,908,542	8.7%	37.5%
Dedusctions Ordinary Capital Level 1	(169,521)	(156,074)	(145,265)	8.6%	16.7%
Capital Level 2	573,042	561,096	425,045	2.1%	34.8%
Excess over Required Capital	5,849,692	5,153,660	3,632,561	13.5%	61.0%
Capital Ratio (Central Bank rules)	17.1%	16.3%	20.5%	5.0%	-16.6%
Excess over Required Capital as a % of Shareholders’ Equity	51.9%	49.9%	42.6%	4.1%	21.8%

Additional Information

	Quarter ended			Δ% quarter ended 03-31-15 vs quarter ended

(in thousands of pesos except percentages)	03-31-15	12-31-14	03-31-14	12-31-14	03-31-14
Exchange rate	8.82	8.55	8.01	3.1%	10.1%
Quarterly CER adjustment	3.1%	3.8%	8.1%	-18.4%	-61.6%

This press release contains or may contain certain forward-looking statements within the meaning of the United States Securities Litigation Reform Act of 1995, including, among other things, concerning the prospects of the Argentine economy, BBVA Francés’ earnings, business plans, cost-reduction plans, and capitalization plan, and trends affecting BBVA Francés’ financial condition or results of operations. Any forward-looking statements included in this press release are based on current expectations and estimates, but actual results and events may differ materially from anticipated future results and events. Certain factors which could cause the actual results and events to differ materially from the expected results or events include: (1) changes in domestic or international stock market prices, exchange rates or interest rates; (2) macroeconomic, regulatory, political or governmental changes; (3) changes in the markets for BBVA Francés’ products and services; (4) increased competition; (5) changes in technology; or (6) changes in the financial condition, creditworthiness or solvency of the customers, debtors or counterparties of BBVA Francés. Additional factors that could cause the actual results or events to differ materially from the expected results or events are described in the reports filed by BBVA Francés with the United States Securities and Exchange Commission (“SEC”), including, but not limited to, BBVA Francés’ annual report on Form 20-F and exhibits thereto. BBVA Francés does not undertake to revise or update any of the information contained herein under any circumstances, including if at any moment following dissemination of such information it is no longer accurate or complete.

Conference Call

A conference call to discuss first quarter earnings will be held on Monday, May 11, 2015, at 11:30 AM New York time – 12.30 PM Buenos Aires time. If you are interested in participating, please dial (888) 510 1786 within the U.S. or +1 (719) 325 2402 outside the U.S. at least 5 minutes prior to our conference. Confirmation code: 3916089. This conference will be recorded. To ask for digital replay, please dial (888) 203 1112 within U.S or +1 (719) 457 0820, same confirmation code. The replay will be available until June 11, 2015.

Internet

This press release is also available at BBVA Francés web site: www.bbvafrances.com.ar

Contacts

Vanesa Bories

Investor Relations

(5411) 4346-4000 int. 11622

vbories@bbva.com

Cecilia Acuña

Investor Relations

(5411) 4341-5036

ceciliaviviana.acuna@bbva.com

BBVA Banco Francés S.A. and subsidiaries (Grupo Consolidar: by the equity method)

BALANCE SHEET (in thousands of pesos)

	03-31-15	12-31-14	09-30-14	03-31-14
Cash and due from banks	12,897,039	12,560,064	12,539,352	10,324,896
Government and Private Securities	14,779,848	11,626,187	9,634,649	9,166,259
Holdings booked at fair value	2,623,186	2,941,865	2,562,936	1,473,289
Holdings booked at amortized cost	98,391	164	164	181,546
Reverse repo	—	—	—	98,670
Listed Private Securities	72,826	54,303	40,647	72,398
Bills and Notes from the Central Bank	11,985,646	8,630,056	7,031,106	7,340,559
Less: Allowances	(201)	(201)	(204)	(203)
Loans	43,141,565	41,442,840	40,564,516	36,702,394
Loans to the private & financial sector	43,084,357	41,388,381	40,512,571	36,657,954
Advances	7,180,739	6,861,786	7,311,296	6,837,277
Discounted and purchased notes	5,882,870	6,035,048	6,303,691	5,240,894
Secured with mortgages	1,512,906	1,466,346	1,387,004	1,282,080
Car secured loans	3,644,048	3,695,487	3,641,853	3,564,894
Personal loans	6,181,597	6,091,937	5,977,116	6,047,128
Credit cards	12,399,432	11,465,609	9,383,445	8,002,015
Loans to financial sector	810,528	910,437	952,622	1,277,633
Other loans	5,609,073	5,025,304	5,708,632	4,416,455
Less: Unaccrued interest	(135,135)	(133,912)	(131,173)	(150,755)
Plus: Interest & FX differences receivable	948,643	908,133	854,708	897,521
Less: Allowance for loan losses	(950,344)	(937,794)	(876,623)	(757,188)
Public Sector loans	57,208	54,459	51,945	44,440
Principal	8,773	8,756	9,184	8,786
Plus: Interest & FX differences receivable	48,435	45,703	42,761	35,654
Other banking receivables	4,191,933	2,612,371	6,633,040	3,703,031
Repurchase agreements	2,046,557	866,027	1,880,783	2,473,340
Unlisted private securities	101,707	48,653	40,397	13,613
Other banking receivables	2,049,933	1,702,958	4,717,449	1,220,084
Less: provisions	(6,264)	(5,267)	(5,589)	(4,006)
Investments in other companies	367,021	327,580	295,057	248,521
Intangible assets	157,514	144,672	143,124	133,817
Organization and development charges	157,514	144,672	143,124	133,817
Other assets	5,595,936	5,530,060	5,074,026	4,446,775

Total Assets	81,130,856	74,243,774	74,883,764	64,725,693

Deposits	55,357,904	51,443,167	49,736,747	44,903,456
Current accounts	16,193,981	15,360,083	16,514,883	11,746,968
Saving accounts	15,097,425	14,996,005	12,624,715	11,363,770
Time deposits	22,538,963	19,950,392	19,607,251	20,908,778
Investment Accounts	594	483	677	2,677
Rescheduled deposits CEDROS	2,234	2,234	2,234	3,477
Other deposits	1,524,707	1,133,970	986,987	877,786
Other banking Liabilities	10,087,578	8,617,528	12,233,676	8,194,620
Other provisions	896,150	779,487	700,849	636,258
Other contingencies	895,482	778,910	700,276	635,120
Guarantees	668	577	573	1,138
Other liabilities	3,222,499	2,799,587	2,452,973	2,286,954
Minority interest	303,903	272,129	242,000	186,107

Total Liabilities	69,868,034	63,911,898	65,366,245	56,207,395

Total Stockholders’ equity	11,262,822	10,331,876	9,517,519	8,518,298

Total liabilities + stockholders’ equity	81,130,856	74,243,774	74,883,764	64,725,693

BBVA Banco Francés S.A. and subsidiaries (Grupo Consolidar: by the equity method)

INCOME STATEMENT (in thousands of pesos)

	03-31-15	12-31-14	09-30-14	03-31-14
Financial income	3,769,403	3,371,699	3,131,111	3,838,413
Interest on Cash and Due from Banks	—	—	—	—
Interest on Loans Granted to the Financial Sector	70,938	76,310	83,308	97,764
Interest on Overdraft	488,603	516,701	547,732	458,888
Interest on Discounted and purchased notes	306,681	336,753	311,344	299,693
Interest on Mortgages	68,649	63,269	61,058	53,426
Interest on Car Secured Loans	219,544	218,415	203,689	188,802
Interest on Credit Card Loans	637,018	602,087	490,350	391,996
Interest on Financial Leases	95,305	90,231	85,493	78,533
Interest on Other Loans	737,640	731,139	706,045	647,479
From Other Banking receivables	50	44	25	3,753
Interest on Government Guaranteed Loans Decree 1387/01	3,544	3,727	3,739	4,145
Income from Securities and Short Term Investments	921,729	520,786	430,292	405,969
CER	45,240	54,932	59,060	95,549
Foreign exchange difference	121,789	95,913	109,718	585,147
Other	52,673	61,392	39,258	527,269
Financial expenses	(1,484,370)	(1,394,471)	(1,381,601)	(1,392,471)
Interest on Current Account Deposits	—	—	—	—
Interest on Saving Account Deposits	(4,620)	(4,591)	(4,861)	(4,450)
Interest on Time Deposits	(1,053,486)	(987,272)	(1,036,853)	(1,001,887)
Interest on Other Banking Liabilities	(132,824)	(133,732)	(132,759)	(128,059)
Other interests (includes Central Bank)	(1,693)	(1,868)	(1,992)	(2,199)
CER	(12)	(13)	(23)	(69)
Bank Deposit Guarantee Insurance system mandatory contributions	(88,294)	(63,141)	(20,329)	(18,857)
Mandatory contributions and taxes on interest income	(202,224)	(201,622)	(191,684)	(231,011)
Other	(1,217)	(2,232)	6,900	(5,939)
Net financial income	2,285,033	1,977,228	1,749,510	2,445,942
Provision for loan losses	(143,097)	(152,323)	(151,867)	(118,744)
Income from services, net of other operating expenses	960,451	918,875	887,922	728,761
Administrative expenses	(1,581,333)	(1,478,751)	(1,582,636)	(1,212,897)
Income (loss) from equity investments	31,735	32,560	85,365	29,243
Net Other income	(97,601)	(32,123)	14,453	41,053
Income (loss) from minority interest	(31,774)	(30,130)	(28,677)	(20,788)
Income before tax	1,423,414	1,235,336	974,070	1,892,570
Income tax	(492,468)	(420,979)	(345,100)	(530,452)

Net income	930,946	814,357	628,970	1,362,118

BBVA Banco Francés S.A. and subsidiaries (Grupo Consolidar consolidated on a line by line basis)

	03-31-15	12-31-14	09-30-14	03-31-14
Cash and due from banks	12,897,123	12,560,154	12,539,439	10,324,984
Government Securities	14,787,089	11,633,489	9,659,082	9,174,144
Loans	43,141,565	41,442,840	40,564,516	36,702,394
Other Banking Receivables	4,191,933	2,612,371	6,633,040	3,703,031
Assets Subject to Financial Leasing	2,129,618	2,073,242	1,995,881	1,793,670
Investments in other companies	362,112	322,990	289,446	241,594
Other assets	3,668,090	3,643,820	3,268,571	2,831,646
Total Assets	81,177,530	74,288,906	74,949,975	64,771,463
Deposits	55,357,671	51,442,877	49,736,593	44,867,311
Other banking liabilities	10,087,578	8,617,533	12,233,881	8,194,620
Minority interest	308,103	276,058	246,802	192,035
Other liabilities	4,161,356	3,620,562	3,215,180	2,999,199
Total Liabilities	69,914,708	63,957,030	65,432,456	56,253,165
Total Stockholders’ Equity	11,262,822	10,331,876	9,517,519	8,518,298
Stockholders’ Equity + Liabilities	81,177,530	74,288,906	74,949,975	64,771,463

Net Income
	03-31-15	12-31-14	09-30-14	03-31-14
Net Financial Income	2,285,429	1,978,226	1,751,263	2,448,888
Provision for loan losses	(143,097)	(152,323)	(151,867)	(118,744)
Net Income from Services	960,451	918,875	887,922	728,761
Administrative expenses	(1,584,248)	(1,478,240)	(1,580,779)	(1,220,123)
Net Other Income	(62,916)	(1,830)	97,650	73,665
Income Before Tax	1,455,619	1,264,708	1,004,189	1,912,447
Income Tax	(492,627)	(421,095)	(345,310)	(530,691)
Net income	962,992	843,613	658,879	1,381,756
Minoritary Interest	(32,046)	(29,256)	(29,909)	(19,638)
Net income for Quarter	930,946	814,357	628,970	1,362,118

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA Banco Francés S.A.

Date: May 8, 2015	By:	/s/ Ignacio Sanz y Arcelus
Name: Ignacio Sanz y Arcelus
Title: Chief Financial Officer